Exhibit 99.9

Press Release

Brazil: Total Enters the Fuels Retail Sector

with the acquisition of Grupo Zema distribution business

Paris (France) / Araxá (Brazil), November 22, 2018 - Total has entered into an agreement with Brazilian company Grupo Zema to acquire its fuel distribution company Zema Petróleo, its reseller and retailer arm Zema Diesel as well as its importation company Zema Importacao.

Zema Petróleo currently manages an extensive branded network of 280 dealer-operated service stations and several oil products and ethanol storage facilities, most of them located in the states of Minas Gerais, Goiás and Mato Grosso. It is also carrying a supply activity to third party retail stations in the same regions.

With this acquisition, Total is stepping into the largest South American market for the retail of fuels and into the worldwide second largest low-carbon biofuels market. The Group intends to expand its activities in the area with the objective to double the number of branded stations within 5 years, particularly throughout the Southeast and Central-West regions in Brazil.

“This acquisition is in line with our strategy to expand in large growing markets and in biofuels markets under our Climate roadmap” commented Momar Nguer, President Marketing & Services and member of the Executive Committee at Total. “By entering the retail market today, Total is also confirming its long-term commitment to the Brazilian market. Driven by our dedication to our customers, we intend to bring our high-quality products, operational excellence and innovative offers & services to the Brazilian customers.”

The rebranding of the current 280 service stations will start in 2019 and new flagships stations will be open on selected locations. Total will offer Brazilian consumers and business customers the company’s full lineup of fuels, including its Total Excellium premium fuel, high-tech lubricants and a broad range of products & services.

This acquisition is subject to prior approval of the Brazilian competition authority.

About Total in Brazil

Total has been present in Brazil for over 30 years. The Group has more than 3,000 employees in the country and operates through five affiliates in the exploration & production, gas, lubricants, chemicals and renewable energy segments. Total Exploration & Production’s portfolio currently includes 19 assets, located in the Campos, Santos, Barreirinhas, Ceará, Espírito Santo, Foz do Amazonas and Pelotas basins.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

About Zema

Founded in 1923, in Araxá, in the state of Minas Gerais, Grupo Zema is one of the largest business corporates in Brazil. For over 15 years, it has been part of national and regional rankings of best companies to work for. Present in 10 Brazilian states and with approximately 5.300 employees, it operates in different fronts with emphasis on retail stores, furniture, appliance, clothing, vehicle dealers and financial services.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Zema contacts

Note ! Assessoria de Comunicação +55 (11) 3136-0544

Giovanna Bizelli, giovanna.bizelli@notecomunicacao.com.br

Gisele Gomes gisele.gomes@notecomunicacao.com.br

Fernanda Pancheri fernanda.pancheri@notecomunicacao.com.br

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.